UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Adams Respiratory Therapeutics, Inc.

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(Name of Issuer)

Common Stock, $0.01 par value

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(Title of Class of Securities)

00635P 10 7

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(CUSIP Number)

Marc D. Hauser

Equity Group Investments, L.L.C.

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3281

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 23, 2007

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 00635P 10 7	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

GAMI Investments, Inc.

FEIN 36-3992617

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 2,680
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 2,680
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,680

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

Less than 0.1% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

CO

_____________________________________________________________________________

(1) Based on 35,620,460 shares of Common Stock, par value $0.01 per share, outstanding as of May 11, 2007, based upon information contained in the Issuer's Form 10-Q filed on May 15, 2007 for the quarter ended March 31, 2007.

CUSIP No. 00635P 10 7	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

GVI Holdings, Inc.

FEIN 36-4081034

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 251,231
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 251,231
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

251,231

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

0.7% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

CO

_____________________________________________________________________________

(1) Based on 35,620,460 shares of Common Stock, par value $0.01 per share, outstanding as of May 11, 2007, based upon information contained in the Issuer's Form 10-Q filed on May 15, 2007 for the quarter ended March 31, 2007.

CUSIP No. 00635P 10 7	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.

FEIN 36-4150443

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 3,199,315
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 3,199,315
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,199,315

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

9.0% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Based on 35,620,460 shares of Common Stock, par value $0.01 per share, outstanding as of May 11, 2007, based upon information contained in the Issuer's Form 10-Q filed on May 15, 2007 for the quarter ended March 31, 2007.

CUSIP No. 00635P 10 7	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Alpha/ZFT General Partnership

FEIN 36-3950417

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Illinois

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 2,764
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 2,764
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,764

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

Less than 0.1% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

PN

_____________________________________________________________________________

(1) Based on 35,620,460 shares of Common Stock, par value $0.01 per share, outstanding as of May 11, 2007, based upon information contained in the Issuer's Form 10-Q filed on May 15, 2007 for the quarter ended March 31, 2007.

CUSIP No. 00635P 10 7	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, LLC

FEIN 36-4268733

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Illinois

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 3,455,990
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 3,455,990
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,455,990

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

9.7% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Based on 35,620,460 shares of Common Stock, par value $0.01 per share, outstanding as of May 11, 2007, based upon information contained in the Issuer's Form 10-Q filed on May 15, 2007 for the quarter ended March 31, 2007.

CUSIP No. 00635P 10 7	SCHEDULE 13D/A

This Amendment No. 7 to Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Adams Respiratory Therapeutics, Inc., a Delaware corporation (the "Issuer"). Items 2, 3 and 5 of the Schedule 13D are hereby amended as set forth below.

ITEM 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a-c)      This Statement is being filed by the following beneficial owners of Common Stock: GVI Holdings, Inc., a Delaware corporation ("GVI"); GAMI Investments, Inc., a Delaware corporation ("GAMI"); SZ Investments, L.L.C., a Delaware limited liability company ("SZI"); Alpha/ZFT General Partnership ("Alpha/ZFT"); and Chai Trust Company, LLC, an Illinois limited liability company ("Chai Trust").

Collectively, GVI, GAMI, SZI, Alpha/ZFT and Chai Trust are sometimes referred to herein as the "Reporting Persons". Additionally, GVI, GAMI, SZI and Alpha/ZFT are sometimes referred to herein as the "Stockholders".

The executive officers of SZI are as follows:

Samuel Zell	President; President and Chairman of Equity Group Investments, L.L.C. ("EGI")
William C. Pate	Vice President; Chief Investment Officer of EGI
Philip Tinkler	Vice President; Chief Financial Officer and Chief Operating Officer of EGI

SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the "Trusts"). The trustee of each of the Trusts is Chai Trust. The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Managing Director of Chai Trust; Senior Advisor to EGI
Bert Cohen	Managing Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830
Kellie Zell Harper	Managing Director of Chai Trust. Mrs. Zell also works as a homemaker.
Leah Zell Wanger	Managing Director of Chai Trust. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603
JoAnn Zell Gillis	Managing Director of Chai Trust. Mrs. Zell Gillis is a physician
Matthew Zell	Managing Director of Chai Trust and an employee of EGI
Robert M. Levin

Senior Trust Officer and a Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI

Alpha/ZFT is a general partnership, the general partners of which are Alphabet Partners ("Alphabet"), an Illinois general partnership, and ZFT Partnership, an Illinois general partnership ("ZFT"). The Trusts are the general partners of Alphabet and ZFT, and Chai Trust is the trustee of each of the Trusts.

All of the outstanding capital stock of GAMI is held by GVI. All of the outstanding capital stock of GAMI is held by Great American Management and Investment, Inc. ("Great American"). All of the outstanding capital stock of Great American is held by (i) the Trusts, the trustee of which is Chai Trust, and (ii) Samuel Zell Revocable Trust, the trustee of which is Samuel Zell.

The officers and directors of GAMI and GVI are as follows:

Bert Cohen	President, Director
Donald J. Liebentritt	Vice President; Director
David B. Lawrence	Vice President, Treasurer; Director
Philip Tinkler	Vice President, Assistant Treasurer
Kellie Zell Harper	Vice President

The business address of each Reporting Person, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell, David Lawrence and James Bunegar is Two North Riverside Plaza, Chicago, Illinois 60606.

(d) and (e)           No Stockholder nor, to the best knowledge of the Stockholders, any Reporting Person, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	All of the executive officers and directors of each Reporting Person are United States citizens.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by appending the following thereto:

On July 20, 2007, LZ Investments, L.L.C. ("LZ"), as an indirect limited partner of an unaffiliated investment partnership (the "Second Third-Party Fund"), received 5,528 shares of Common Stock in connection with a pro rata distribution of assets from the Third-Party Fund, for no consideration. On July 23, 2007, LZ made a pro rata distribution of such 5,528 shares of Common Stock to its members. Alpha/ZFT, as a 50% member of LZ, received 2,764 shares of Common Stock from LZ, for no consideration, in connection with such distribution (the "Second Third-Party Fund Distribution").

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)          To the best knowledge of the Reporting Persons, 35,620,460 shares of Common Stock, par value $0.01 per share, were outstanding as of May 11, 2007, based upon information contained in the Issuer's Form 10-Q filed on May 15, 2007 for the quarter ended March 31, 2007. As of July 23, 2007, after giving effect to the Second Third-Party Fund Distribution, the aggregate 3,455,990 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 9.7% of the Common Stock issued and outstanding. Such shares of Common Stock are held of record as follows:

•	2,680 shares of Common Stock held by GAMI
•	251,231 shares of Common Stock held by GVI

•	2,764 shares of Common Stock held by Alpha/ZFT
•	3,199,315 shares of Common Stock held by SZI

Beneficial ownership of such 3,455,990 shares of Common Stock is held as follows:

•	2,680 shares of Common Stock held by GAMI
•	251,231 shares of Common Stock held by GVI
•	3,199,315 shares of Common Stock held by SZI
•	2,764 shares of Common Stock held by Alpha/ZFT
•	3,455,990 shares of Common Stock beneficially owned by Chai

(c)           Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person.

(d)          No person other than a Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by such Stockholder.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: July 23, 2007

SZ INVESTMENTS, L.L.C.

GVI HOLDINGS, INC.

GAMI INVESTMENTS, INC.

By: /s/ PHILIP G. TINKLER

-------------------------------------

Name: Philip G. Tinkler

Title: Vice President

CHAI TRUST COMPANY, LLC

ALPHA/ZFT GENERAL PARTERSHIP

By: Chai Trust Company, LLC
Trustee of the general partners

By: /s/ JAMES G. BUNEGAR

-------------------------------------

Name: James G. Bunegar

Title: Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)